Exhibit 99.01

  James E. Smith & Associates, Inc.

Petroleum Engineers & Geologists

February 24, 2015

Pegasi Energy Resources Corp.
P O Box 2033
Tyler, TX 75710-2033

Attn: Mike Neufeld

Subject: Evaluation of Oil & Gas Reserves for Pegasi Energy Resources Corp. Working Interests in Wells/Properties in Cass & Marion Counties, Texas

Mr. Neufeld:
Pursuant to your request, James E. Smith & Associates, Inc. (JES) has prepared estimates of the oil & gas reserves attributable to the working interests of Pegasi Energy Resources Corp. (PERC) in wells/properties in Cass & Marion Counties, Texas. This report has been prepared for the purpose of providing PERC with Securities and Exchange Commission (SEC) compliant reserves estimates for their filing of their annual 10-K reports.

A summary of the Proved Net Reserves and Future Net Cashflow are as follows:

	NET OIL RESERVES (MBBLS)	NET GAS RESERVES (MMCF)	NET RESERVES (Barrel-Oil-Equivalent) (MBOE)	FUTURE NET CASHFLOW (M$)	CASHFLOW DISC. (10%) (M$)
PROVED PRODUCING	23.651	749.470	148.563	2821.430	2226.236
PROVED NON-PRODUCING	127.849	510.305	212.900	7716.698	4678.580
PROVED BEHIND PIPE	294.315	8779.796	1757.614	31606.078	8568.337
PROVED UNDEVELOPED	227.668	2121.572	581.263	16186.647	8347.866
TOTAL PROVED	673.483	12161.144	2700.340	58330.855	23821.018

“As Of Date” is December 31, 2014. Reserves are classified according to Petroleum Reserve Definitions SEC Reg 210.4-10 (a) (2-4). The discounted cashflow is calculated using a discount rate of 10% per year. Future net cashflow includes deductions for operating expenses, production and ad valorem taxes, compression and transportation, and future capital costs. The cashflow does not include federal taxes or well plugging costs and liabilities.

Net oil is expressed in thousands of barrels and net gas is expressed in millions of standard cubic feet of gas. Net barrel-oil-equivalent is calculated using 6000 scf/bbl. Cashflows are expressed in thousands of dollars.

310 South Vine ~ Tyler, Texas 75702 ~ Phone: (903) 593-9660 ~ Fax: (903) 593-5527
Web site: www.jes-engineer.com ~ email: smithjames@jes-engineer.com

Evaluation of Oil & Gas Reserves for Pegasi Energy Resources Corp. Working Interests in Wells/Properties in Cass & Marion Counties, Texas

Oil & gas prices are non-escalated: $88.85/bbl ($88.90 – Cass Co) & $3.55/mcf. Oil & gas prices are calculated from 12mo averaged 2014 monthly contract oil & gas prices, per SEC requirements. The 2015 Orion gas contract: 100% of NGPL TXOK (less 1% fuel) less $0.175/mcf transportation, $0.05/mcf gathering & $0.08/mcf treating fees, and 1% Orion Marketing Fee. Additionally, TR Rodessa gathering and compression charges are assessed at 8% plus $0.20/mmbtu. Additionally, there is a $0.000667/mcf regulatory fee which is applied to the gas price. There are some royalty interests that are exempt from the gathering, treating, transportation & compression fees. The working interests carry the portion of these fees which are handled as a gas pricing adjustment. The 2015 Sunoco oil pricing (as of January 1, 2015) is East TX Sweet (Col. 13) as posted on Sunoco Monthly Oil Price Bulletin plus Argus P+ Product Code less the marketing adjustment of $0.38/bbl (Marion Co), $0.33/bbl (Cass Co). The oil price for the study was determined by removing the transportation charge for Jan-14 thru Dec-14 prices, calculating the average base price (with the Argus P+ Product Code), and then re-applying the new marketing adjustment.

Operating costs are non-escalated and based on 12 months of operating expenses provided by PERC, and averaged by well, (does not included ad valorem tax, saltwater disposal, site compressors (scheduled separately), workovers, or other non-reoccurring costs). Saltwater disposal costs provided by PERC: $0.55/bbl for Huntington/Harris/Childers; $1.50 for all other Marion County wells; and $1.85/bbl for Cass County wells.

Capital costs for undeveloped wells and workovers were based on AFEs prepared by JES. Scheduling for timing for capital expenditures was provided by PERC.

Working interest and net revenue interest decimals were provided by PERC: 80.00% W.I., 60.80% N.R.I. (Huntington), 80.00% W.I., 63.466672% N.R.I. (Bramlett), 80.00% W.I., 55.957448% N.R.I. (Ralph), 80.00% W.I., 55.957448% N.R.I. (Harris), 80.00% W.I., 62.078537% N.R.I. (Childers), 80.00% W.I., 59.88088% N.R.I. (Davis), 48.00% W.I., 39.22444%% N.R.I. (Haggard A), 47.00% W.I., 41.649416% N.R.I. (Haggard B), 80.00% W.I., 52.80% N.R.I. (CassCoFee), 68.77032% W.I., 62.411424% N.R.I. (Fee675), 80.00% W.I., 57.149919% N.R.I. (Oakland), 80.00% W.I., 53.336080% N.R.I. (Wyatt), 58.062025% W.I., 39.774792% N.R.I. (Morse). Oil & gas interest decimals for the new Huntington #4 are 16.00% W.I., 11.52% N.R.I. (BPO) and 29.333334% W.I., 22.293334% N.R.I. (APO), where payout is defined at 125% of CapEx plus the LOE that occurs until payout. Oil & gas interest decimals for new-drill wells/units were provided by Pegasi Energy: 25.00% W.I., 18.75% N.R.I. (Norbord), 48.00% W.I., 36.00% N.R.I. (Haggard A), 32.00% W.I., 24.00% N.R.I. (Haggard B), 80.00% W.I., 60.00% N.R.I. (Bulldog), 80.00% W.I., 56.00% N.R.I. (Tract 8, Hazlewood, Massenton), 40.00% W.I., 30.00% N.R.I. (E. Linden & Kildare).

Forecast production profiles are based on decline curve analysis and cumulative production vs time curve analysis profiles, and supported by area well test & production data, and volumetric analysis.

Copies of the full report (dated February 13, 2015) with maps, detailed discussion, individual well economic reports & summaries, and supporting data/documentation are located and available for review at the offices of PERC and JES.

Evaluation of Oil & Gas Reserves for Pegasi Energy Resources Corp. Working Interests in Wells/Properties in Cass & Marion Counties, Texas

This report has been prepared by myself or under my direct supervision.  The economic evaluation was developed using established and accepted industry practices and procedures, meets current SEC rules and guidelines, and is based on historical operational and financial data, production & test data, and ownership information obtained from public information sources, well operations & testing or furnished by PERC.  James E. Smith and Associates (JES), as a consulting engineering firm, has planned and supervised the drilling and completion of the twelve PERC wells to date in the project. Additionally, JES has been the contract operator of the wells. JES also conducted the research that produced most of the background, and historical well and production data. Therefore, JES has knowledge of and/or has confirmed validity of the data used in developing this study. JES has no equity position in this project, but it is anticipated that JES will continue as the drilling, completion and operating manager of the project. In this respect, JES will benefit from this proposed project.

The reserves presented are estimates, are forward looking and are expected to change as additional performance data becomes available.  Governmental policies, energy market conditions and international forces may affect supply and demand factors, resulting in pricing and market changes.  Additionally, future product prices and operating costs are based on assumed escalation rates; actual results are expected to change depending on unpredictable and unforeseen market and operating conditions.

JES believes the information presented in this report is an accurate and reasonable economic evaluation of the working interests of PERC in wells/prospects in Marion & Cass Counties, Texas.  JES, its officers or employees, make no expressed or implied representation or warranty and assume no liability concerning the present or future value of the anticipated income, costs or profits, if any, to be derived from the properties.

Prepared by:

/s/ James E. Smith
James E. Smith, P.E., S.P.E., S.P.E.E.
State of Texas No 24174
Date: February 24, 2015